May 8, 2009

Mr. David R. Humphrey

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	The Boeing Company

Form 10-K for the Year Ended December 31, 2008

File 001-00442

Dear Mr. Humphrey:

The Boeing Company (the “Company”) is in receipt of your letter dated April 16, 2009. This response is being submitted to you in electronic form as well as via U.S. mail. The Company will respond below to each comment raised in your letter. The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All page and note references are to the Company’s 2008 Form 10-K unless otherwise noted.

Form 10-K for the fiscal year ended December 31, 2008

Item 7-MD&A

Segment Results of Operations and Financial Condition

Network and Space Systems

Additional Considerations

United Launch Alliance, page 36

Comment:

1.	We note that when you made your initial contribution to United Launch Alliance (“ULA”), in 2006, the book value of your investment exceeded your proportionate share of ULA’s net assets. You indicate this difference will be expensed ratably over the next 16 years. Furthermore, on page 36 of your 2005 Form 10-K, you state that certain Delta Program assets may be subject to impairment if you are unable to obtain future contracts at appropriate pricing. As such, it appears that the difference between the book value of your investment and your proportionate share of ULA’s net assets may have resulted from the valuation of these assets or other assets which were potentially impaired. In this regard, since paragraph 19(b) of APB 18 indicates that such a difference should be accounted for as if the investee were a consolidated subsidiary, please provide us with your reasons for amortizing a difference that appears to have resulted from the contribution of assets which you believed may have been impaired, instead of recognizing an immediate loss. See paragraph 31 of SOP 78-9 for analogous guidance.

Reply:

Our transfer of Delta Program assets that comprised the initial formation of the ULA joint venture was accounted for by us and by ULA at carry-over basis. Meanwhile, the proportionate share that each of the venturers received in return for their contribution (50/50) was based on the fair value of the net assets contributed as jointly agreed upon by the venturers. At formation, the net assets contributed by Lockheed Martin Corporation (“Lockheed”) had a substantially lower book value than fair value thereby causing the book value of our contributed net assets to be in excess of its proportionate share of ULA’s net book value at inception. In accordance with paragraph 19(n) of Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, we analyzed the initial assets and liabilities of ULA to determine the cause of the difference. The difference was attributed primarily to property, plant and equipment contributed by Boeing that had a remaining useful life of approximately 18 years at the time of venture formation.

We tested our Delta Program assets prior to formation under a held-for-use model following paragraph 29 of Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and determined that no impairment existed. Furthermore, we believe that the fair value of the equity in ULA received at formation exceeded the carrying amount of our assets contributed and as such, a loss was not required under paragraph 31 of Statement of Position 78-9, Accounting for Investments in Real Estate Ventures.

Comment:

2.	It appears that you contributed the assets and operations of your Delta Programs in their entirety to ULA. Additionally, based on your disclosures in your 2005 Form 10-K, it appears that Boeing Delta was a reporting unit under the L&OS segment. Please confirm.

Reply:

As disclosed on page 37 of Management’s Discussion and Analysis of Financial Condition and Results of Operation, we contributed all of the net assets associated with government Delta programs to ULA with the exception of $1.86 billion of inventory withheld from the venture and subject to an inventory supply agreement that continues through March 2021.

The Delta program was reported within the L&OS operating segment at December 31, 2005. The L&OS operating segment also included our commercial launch operations which were not contributed to ULA. In addition, L&OS included other operations such as our satellite manufacturing business. The L&OS operating segment was also the reporting unit. We concluded that the Delta Program did not meet the definition of a reporting unit per paragraph 30 of SFAS No. 142, Goodwill and Other Intangible Assets. Discrete financial information for the Delta Program was not regularly reviewed by the segment manager, rather the results of the Delta Program were combined with other operations, such as the commercial launch and satellite manufacturing operations, and included in the L&OS segment financial statements reviewed by L&OS segment management.

We supplementally inform the Staff that all goodwill associated with the L&OS reporting unit had been written off during 2003. IDS reorganized in 2006 and L&OS was combined with the Network Systems operating segment, which did have goodwill, to create our Network and Space Systems operating segment. At the time of this reorganization, we had already entered into the agreement with Lockheed to create ULA so the government Delta program was never an integrated part of our Network and Space Systems operating segment. As a result, the Delta program was not allocated any of the goodwill from Network and Space Systems in accordance with the guidance in paragraph 39 of SFAS No. 142.

Program Accounting

Comment:

3.	Please tell us whether the accounting quantities for your 767 program include amounts related to the proposed 767 derivative built to replace the Air Force’s aging KC-135 fleet of air-to-air refueling tankers. Additionally, tell us whether you fully impaired all of the costs associated with the 767 derivative program and provide us with your current policy with respect to costs incurred on behalf of this program.

Reply:

The accounting quantity for the 767 program does not include any units associated with the proposed tanker program from the United States Air Force (USAF). As disclosed in the precontract costs section of Note 1-Significant Accounting Policies on page 62 of our 2008 Form 10-K, if we determine it is probable that we will be awarded a specific anticipated contract, then we capitalize the precontract costs we incur, excluding any start-up costs which are expensed as incurred. In accordance with our policy, all costs associated with the 2007/2008 USAF 767 tanker competition were expensed as incurred because they did not qualify for capitalization. All costs that had been capitalized in anticipation of an award in prior years were expensed in 2004.

Commercial Commitments, page 46

Comment:

4.	We note that you have over $10 billion of commercial aircraft financing commitments outstanding at December 31, 2008. In the paragraph under the table of commercial commitments on page 46, you state that such commitments include commitments to arrange or provide financing for your customers. You further state that you currently do not anticipate that all of these commitments will be exercised by your customers. However, it is unclear why a number of your customers would not at least exercise the commitment for you to arrange financing for them. Furthermore, the related disclosure on page 82 indicates that you do arrange financing with respect to a significant portion of your commercial aircraft financing commitments by working with third party financiers to provide alternative financing to your customers. Please clarify your disclosures on pages 46 and 82 to more fully explain the nature of your obligations under your commercial aircraft financing commitments. In this regard, provide more details concerning the actions you generally take to arrange financing for your customers. Also, indicate whether or not BCC is used exclusively in the event you provide financing in order to fulfill your commercial aircraft financing commitments.

Reply:

The sentence under the commercial commitments table on page 46 of the 2008 Form 10-K reads,

Commercial aircraft financing commitments include commitments to arrange or provide financing related to aircraft on order, under option for deliveries or proposed as part of sales campaigns based on estimated earliest funding dates.

In future filings, we will delete the words “arrange or” from this disclosure since the concept of arranging financing is not relevant to the amounts in the table accompanying this disclosure. We have no contractual obligation to arrange for financing per se beyond the obligation to provide financing. The disclosure on page 82 of the 2008 Form 10-K that reads, “We anticipate that a significant portion of these commitments will not be exercised by the customers as we continue to work with third party financers to provide alternative financing to customers” is in reference to the $10,145 million of commitments that, if exercised, would result in additional customer financing assets on our balance sheet.

As stated above, while we have no contractual obligation to assist our customers in obtaining financing with third parties, as a practical matter we frequently utilize our expertise in understanding the aircraft financing market to identify possible sources of financing. This is consistent with our strategic objective of selling aircraft and minimizing the amount of financing provided directly by the Company. We supplementally advise the Staff that such third party financing may be available from members of the banking community, capital markets, or if qualified, the Export-Import Bank of the United States.

Historically, when aircraft financing is provided, it has been almost exclusively through our wholly owned subsidiary, Boeing Capital Corporation (“BCC”). Since BCC is part of the consolidated group of The Boeing Company, we have concluded that a statement regarding the funding relationship with BCC would not be a meaningful additional disclosure.

Comment:

5.	On page 82, you state there can be no assurances given the current capital market disruptions that you will not be required to fund greater amounts than historically required. Include this disclosure in MD&A and expand such disclosure to indicate how you would fund these greater amounts of financing to your customers in the event you are required to do so.

Reply:

In the Disclosures about Contractual Obligations and Commercial Commitments – Commercial Commitments section of our MD&A on page 46 of our 2008 Form 10-K, we disclose that based on historical experience, we currently do not anticipate that all of our commercial aircraft financing commitments will be exercised by our customers. In future filings, to the extent accurate based on then-current circumstances, we will add to our disclosure that there can be no assurances given the current capital market disruptions that we will not be required to fund greater amounts than historically required.

In the Liquidity and Capital Resources - Capital Resources section of our MD&A on page 44 of our 2008 Form 10-K, we disclose that we believe our ability to access external capital resources should be sufficient to satisfy existing short-term and long-term commitments and plans, and also to provide adequate financial flexibility to take advantage of potential strategic business opportunities should they arise within the next year. In future filings, to the extent accurate based on then-current circumstances, we will include additional disclosure in that section similar to the following: “In the event we require additional funding to support strategic business opportunities, our commercial aircraft financing commitments, unfavorable resolution of loss contingencies, or other business requirements given the current capital market disruptions, we expect to meet increased funding requirements by issuing commercial paper or term debt.”

Item 8-Financial Statements and Supplementary Data

Notes to the Financial Statements

Note 10-Cash, Cash Equivalents and Investments

Equity Method Investments, page 78

Comment:

6.	Please provide us with the following reconciliations with respect to your 50% investment in ULA:

•

A reconciliation of the change in investment balance for the year ended December 31, 2008. Show separately the amount of amortization of the difference between the book value of your investment and your proportionate share of ULA’s net assets. Also show separately the $100 million earnings distribution you received from ULA during the fourth quarter of 2008.

•	A reconciliation of your investment balance in ULA, at December 31, 2008 and 2007, to your 50% share of ULA’s net assets at those dates.

Reply:

A reconciliation of the change in investment balance for the year ended December 31, 2008 is as follows (dollars in millions):

12/31/2007	Equity Earnings	Cash dividends received	Basis difference amortization	Boeing share of ULA’s OCI	12/31/2008
1,019	120	(100)	(15)	(18)	1,006

Our investment balance in ULA includes our 50% interest in ULA as well as our 2.5% interest in United Launch Services (ULS), the remaining 97.5% of which is held 95% by ULA and 2.5% by Lockheed. A reconciliation of our investment balance in ULA, at December 31, 2007 and 2008, to our 50% share of ULA’s net assets at those dates is as follows (dollars in millions):

	12/31/2007	12/31/2008
Boeing investment in ULA	1,019	1,006
Net unamortized basis difference	(255)	(240)
Boeing recorded future obligated capital contribution to ULA	(22)	(22)
Other activity[1]	12	—

Total	754	744

ULA reported equity (book value)	1,493	1,453
ULA reported Boeing and Lockheed non-controlling interests in ULS	14	34

Total	1,507	1,487

Total, multiplied by 50% proportionate share	754	744

[1]	Consists of three miscellaneous items each of which is less than $10 million in absolute value.

Note 11-Liabilities, Commitments and Contingencies

Commercial Aircraft Commitments, page 82

Comment:

7.	Please expand your disclosure to indicate the reason(s) why you anticipate that a significant portion of your commercial aircraft commitments will not be exercised by your customers. In your revised disclosure, specifically address whether or not your expectations were impacted by the current economic environment.

Reply:

At the time we enter into a trade-in commitment, the price specified in the trade-in commitment is generally lower than the expected market value of the aircraft at the trade-in date. Our pricing anticipates adverse market swings, and is intended to provide a “last-resort” option for customers who may wish to dispose of aircraft in conjunction with the purchase of new aircraft. Even in the current economic environment, the price specified in our trade-in commitments is generally lower than the fair market value of the aircraft found in third-party aircraft valuation publications. Therefore, we continue to expect that our customers will not exercise such trade-in rights as they will be able to dispose of the aircraft on more favorable terms.

Boeing has in place a quarterly process for assessing the probability that customers will exercise their trade-in rights. This includes activities such as: communicating directly with the customer regarding their plans, comparing the price specified in the trade-in commitment with the fair market value of the aircraft, and monitoring the customer’s business environment. We supplementally inform the Staff that our $1,045 million of specified price trade-in commitments had an expected market value of $2,577 million at December 31, 2008. In addition, trade-in commitments with expected market values below the specified price were insignificant at December 31, 2008.

In future filings with the SEC, to the extent accurate based on then-current circumstances, we will explain why we anticipate that a significant portion of our commercial aircraft commitments will not be exercised by our customers. Furthermore, we will clarify that the probability of exercise is continually assessed by management, taking into consideration the current economic environment.

Financing Commitments, page 82

Comment:

8.	We note that your financing commitments experienced a net increase of approximately $1.8 billion during 2008. In this regard, please provide us with a reconciliation showing the major components of this net increase. With respect to decreases in your financing commitments related to third party financing obtained by your customers during the year, indicate whether or not you arranged such financing.

Reply:

As set forth in our 2008 Form 10-K, our financing commitments at December 31, 2007, totaled $8,350 million. During 2008, financing commitments totaling $945 million expired, and $2,740 million of new financing commitments were made, resulting in $10,145 million of financing commitments at December 31. 2008. As discussed in our response to Comment 4, there is no contractual requirement for us to arrange financing for our customers. Rather, we frequently utilize our expertise in understanding the aircraft financing market to identify possible sources of financing for our customers.

Satellites, page 83

Comment:

9.	We note that you bear risk of loss through acceptance by the customer upon reaching orbit. In this regard, please provide us with your revenue recognition policy associated with these launch agreements.

Reply:

We use the percentage-of-completion method of revenue recognition under Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (SOP 81-1), to account for our satellite contract revenues. In accordance with paragraph 54 of SOP 81-1, estimated revenues from our satellite contracts including future orbital incentive fees are generally recognized upon completion of performance milestones that are reflective of our progress towards completion. Your inquiry relates to a specific satellite whereby delivery and acceptance occur after launch and when the satellite has achieved its specified orbit.

For contracts with these types of acceptance provisions, our final performance milestone is acceptance by the customer of the satellite in its specified orbit. As disclosed on page 57 of our 2008 Form 10-K in our Summary of Significant Accounting Policies, “certain fixed-price contracts that require substantial performance over an extended period before deliveries begin,...are recorded based on the attainment of performance milestones.”

Third-Party Guarantees, page 84

Comment:

10.	In light of the capital market disruptions and current macro-economic environment, please tell us how you concluded that you would be able to continue to receive a 99% recovery rate on the assets underlying your contingent repurchase commitments and that the carrying amount of your liability should remain consistent for each of the periods presented. In particular, your disclosures in the last paragraph of page 39 indicate that the number of comparable parked aircraft has increased. Additionally, your Form 8-K filed February 9, 2009 indicates there was a reduction in the collateral values of aircraft in your customer financing portfolio due to the receipt of new third-party aircraft value publications. As such, please tell us and significantly expand your critical accounting policies to address how each of these circumstances affected your conclusions when arriving at each estimate.

Reply:

In order for a customer to return an aircraft to us under a contingent repurchase commitment, the customer must first enter into a mutually acceptable agreement to purchase additional new aircraft. We believe that any customer, after satisfying the new aircraft contingency of a contingent repurchase commitment, would wish to resell an aircraft to us only if the fair value at the specified trade-in date has fallen below the specified repurchase price. Therefore, our disclosed estimated proceeds from collateral/recourse represent the lower of the specified repurchase price or the collateral value derived from third-party aircraft value publications. For example, if the collateral value derived from third-party aircraft value publications is higher than the specified repurchase price, we report the specified repurchase price as the collateral amount.

In future filings with the SEC, we will clarify in our footnotes the nature of the estimated proceeds from collateral/recourse amount for contingent repurchase commitments in the third-party guarantee disclosures of Note 11-Liabilities, Commitments, and Contingencies. We supplementally inform the Staff that the collateral value derived from third-party aircraft value publications (including the new publications referenced in our Form 8-K filed February 9, 2009) exceeded the specified repurchase price for 97% of the aircraft units subject to contingent repurchase commitments at December 31, 2008. The excess of the collateral values over specified repurchase prices for these aircraft units totaled $2,929 million at December 31, 2008.

The carrying amount of our liability was recorded for contingent repurchase commitments entered into after December 31, 2002, and represents the fair value at inception of the obligation to stand ready to perform, in accordance with FIN 45. The liability will be increased, in accordance with FASB Statement No. 5, Accounting for Contingencies, for any contingent repurchase commitments that are deemed probable (customer must have satisfied the new aircraft agreement contingency) where the expected fair value of the aircraft is less than the specified repurchase price. We supplementally inform the Staff that the specified repurchase prices exceeded the collateral value derived from third-party aircraft value publications (including the new publications referenced in our Form 8-K filed February 9, 2009) for 3% of the aircraft units subject to contingent repurchase commitments at December 31, 2008. The excess of the specified repurchase prices over the collateral values for these aircraft units totaled $10 million at December 31, 2008. Currently, there are no contingent repurchase commitments deemed as probable. The liability will be reduced as we are released from obligations under contingent repurchase commitments.

The following is from the Aircraft Valuation section of Note 1-Summary of Significant Accounting Policies in our 2008 Form 10-K:

In conjunction with signing a definitive agreement for the sale of new aircraft (Sale Aircraft), we have entered into specified-price trade-in commitments with certain customers that give them the right to trade in used aircraft upon the purchase of Sale Aircraft. Additionally, we have entered into contingent repurchase commitments with certain customers wherein we agree to repurchase the Sale Aircraft at a specified price, generally ten years after delivery of the Sale Aircraft. Our repurchase of the Sale Aircraft is contingent upon a future, mutually acceptable agreement for the sale of additional new aircraft. If we execute an agreement for the sale of additional new aircraft, and if the customer exercises its right to sell the Sale Aircraft to us, a contingent repurchase commitment would become a trade-in commitment. Our historical experience is that no contingent repurchase agreements have become trade-in commitments.

As discussed above, the collateral values were significantly in excess of specified repurchase prices for substantially all of our contingent repurchase commitments at December 31, 2008. Therefore, we believe our significant accounting policy disclosures regarding contingent repurchase commitments are sufficient.

Form 8-K filed on February 9, 2009

Comment:

11.	You indicate that there were two subsequent events that have been incorporated into the fourth-quarter results for 2008. The first was a reduction in the collateral values of aircraft in your customer financing portfolio due to the receipt of new third-party aircraft value publications. The second was an increase in liabilities resulting from an arbitration award. However, it is not clear how these events are reflected in your Form 10-K for the year ended December 31, 2008. Please advise. In your response, tell us the specific effects of the reduction in the collateral values of aircraft, including the effect on each of the three components of aircraft financing shown in Note 8 to your financial statements.

Reply:

After our 2008 year-end earnings release on January 28, 2009 but prior to the filing of our 2008 Form 10-K, two discrete events occurred that qualified as Type 1 subsequent events in accordance with AU Section 560, Subsequent Events (AU 560) as they were indicative of conditions that existed at the balance sheet date. In accordance with AU 560, we recorded the financial statement impact of these events in our 2008 Form 10-K. We issued a press release and furnished a Form 8-K on the date of our 2008 Form 10-K filing to explain the difference between the financial results included in our previously released earnings release and our 2008 Form 10-K. However, we did not believe discrete disclosure of these items in our Form 10-K as subsequent events was warranted given the materiality of these items either individually or collectively. Further detail on the items is supplementally included below:

(a) Reduction in Collateral Values – Prior to the filing of our 2008 Form 10-K we received the new third-party aircraft publications referenced in the Form 8-K that was relevant to the determination of fair value of the aircraft used to determine collateral exposure. As a Type 1 subsequent event, we revised the Allowance for losses on receivables shown in Note 8 to $269 million in the Form 10-K filing, compared with a value of $247 million inherent in the financial statements the Company issued in our 2008 year-end earnings release. There was no impact on any of the three components of aircraft financing shown in Note 8: (i) Notes receivable, (ii) Investment in sales-type financing leases, and (iii) Operating equipment at cost, less accumulated depreciation. The impact only related to an increase in the Allowance for losses on receivables and a reduction in pre-tax earnings of $22 million.

(b) Arbitration Award – On February 4, 2009, an arbitration panel issued a final decision rejecting the insurers’ claim for $240 million but awarded the insurers a portion of the warranty payback as disclosed in Item 3 Legal Proceedings – BSSI/Superbird-6 Litigation of our 2008 Form 10-K. As a Type 1 subsequent event, we increased our Accounts payable and other liabilities and reduced our pre-tax earnings by $16 million, which is reflected in our consolidated financial statements for the year ended December 31, 2008.

Sincerely,

/s/ Robert J. Pasterick
Robert J. Pasterick Vice President of Finance & Corporate Controller